Registration No. 333-140107

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

COLUMBIA LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	59-2758596 (I.R.S. Employer Identification No.)
354 Eisenhower Parkway
Livingston, New Jersey 07039
(973) 994-3999
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Michael McGrane, Esq.
Senior Vice President, General Counsel and Secretary
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07039
(973) 994-3999
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy To:
Adam H. Golden, Esq.
Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
(212) 836-8000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of securities to	Amount to be	offering price per	aggregate
be registered	registered(1)	unit(2)	offering price(2)	Amount of registration fee
Common stock, par value $0.01 per share	9,904,761	$4.79	$47,443,805.19	$5,076.49
Total	9,904,761	$4.79	$47,443,805.19	$5,076.49

(1)	Represents the number of shares of common stock initially issuable upon (i) conversion of $39,999,997.75 aggregate principal amount of the registrant’s convertible subordinated notes due December 31, 2011; and (ii) exercise of certain warrants to purchase common stock. The notes are convertible initially into 7,619,047 shares of common stock, based on the conversion price of $5.25 per share and the warrants are exercisable initially for 2,285,714 shares of common stock, at an exercise price of $5.50 per share. In addition to the shares of common stock set forth in the table above, pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement shall also cover any additional shares of our common stock that may be issued or become issuable upon conversion of the notes and exercise of the warrants by reason of any stock split, stock dividend, recapitalization or similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933 based upon the average of the high and low prices of our common stock as reported the Nasdaq Global Market on January 16, 2007, which date was within five business days of the date of this filing.
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell the securities under this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED APRIL 5, 2007
PRELIMINARY PROSPECTUS
COLUMBIA LABORATORIES, INC.
9,904,761 Shares of Common Stock

     The stockholders identified in this prospectus are offering for sale from time to time:
•	7,619,047 shares of our common stock that are issuable upon conversion of our convertible subordinated notes due December 31, 2011; and

•	2,285,714 shares of our common stock that are issuable upon exercise of outstanding warrants.
     On December 22, 2006, we sold to the stockholders identified in this prospectus $39,999,997.75 aggregate principal amount of our subordinated convertible notes due December 31, 2011 and warrants to purchase 2,285,714 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended. Generally, if we subdivide (by means of any stock split, stock dividend recapitalization or similar transaction) our outstanding common stock into a greater number of shares, the conversion price will be proportionately reduced. If we combine (by reverse stock split or otherwise) our outstanding common stock into a smaller number of shares, those prices will be proportionately increased.
     We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the resale of the shares of selling stockholders.
     Our common stock is listed on the Nasdaq Global Market under the symbol “CBRX”. On January 16, 2007, the closing sale price of our common stock, as reported on the Nasdaq Global Market, was $4.78 per share.
     The total dollar value of the securities underlying our subordinated convertible notes, based upon a per share price of $5.40, the closing price of our common stock on December 22, 2007, the date of the sale, is approximately $41,150,000.
     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 2.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is              , 2007.

In this prospectus, unless we indicate otherwise, “we,” “us,” “our” and “Columbia” refer to Columbia Laboratories, Inc. together with our subsidiaries.
     We were incorporated in the State of Delaware in 1986. Our principal executive offices are located at 354 Eisenhower Parkway, Livingston, New Jersey 07039. Our telephone number is (973) 994-3999.

OVERVIEW
     We are in the business of developing, manufacturing and selling pharmaceutical products that treat various medical conditions. We focus on developing drugs that improve treatment options for women’s reproductive healthcare and endocrine-related disorders. We have developed and are developing products for vaginal delivery of hormones and other drugs and for buccal delivery of hormones and peptides. The vaginal products adhere to the vaginal epithelium and the buccal products adhere to the mucosal membrane of the gum and cheek. Both forms provide sustained and controlled delivery of active drug ingredients. This delivery system is particularly useful for active drug ingredients that cannot be ingested. All of our products and product candidates utilize our Bioadhesive Delivery System, or BDS, which consists principally of a polymer (polycarbophil) and an active ingredient.
RISK FACTORS
     If you purchase shares of our common stock, you will take on financial risk. In deciding whether to purchase shares, you should carefully consider the risks described below, together with all of the other information included in this prospectus, in considering our business and prospects. The risks and uncertainties described below are not the only ones facing Columbia. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.
We have a history of losses and we may continue to incur losses.
     We have had a history of losses since our founding. For the fiscal year ended December 31, 2006, we had a net loss of $12.6 million. If we and our partners are unable to successfully market our products, and otherwise increase sales of our products, and contain our operating expenses, we may not have sufficient funds to continue operations unless we are able to raise additional funds from sales of securities or otherwise. Additional financing may not be available to us on acceptable terms, if at all.
Our business is heavily dependent on the continued sale of Crinone®, Replens®, RepHresh®, and Striant ® by our marketing partners. If revenues from these partnered products fail to increase as anticipated, or materially decline, our financial condition and results of operations will be materially harmed.
     Our operating results are heavily dependent on the revenues and royalties derived from the sale of Crinone® to Merck Serono S.A., for sale outside the United States, the sale of Replens® outside the United States and RepHresh® worldwide to Lil’ Drug Store Products, Inc., the sale of Striant® to Ardana plc, or Ardana, for sale in Europe (except Italy), and the sale of Striant® to Mipharm SpA, or Mipharm, for sale in Italy. Revenues from sales of these partnered products in 2006 comprised approximately 66% of our total revenues. We do not control the amount and timing of marketing resources that our partners devote to our products. If Merck Serono fails to effectively market Crinone® outside the United States, Lil’ Drug Store Products fails to effectively market Replens® and RepHresh®, or Ardana and Mipharm fail to effectively market Striant ® in Europe, this could have a material adverse effect on our business, financial condition and results of operations.
We acquired marketing rights to Crinone® in the United States in December 2006, and we may never realize the anticipated benefits of the acquisition.
     On December 22, 2006, we purchased the marketing rights in the United States to Crinone® from Ares Trading S.A., or Serono. Serono marketed Crinone in the United States principally to reproductive endocrinologists, a medical specialty in infertility that we have not previously called upon. Serono is one of the leading companies in that market, having offered, in addition to Crinone, all three gonadotropin hormones generally used for the treatment of infertility. Key reproductive endocrinology opinion leaders are generally not aware of, and are unfamiliar with, Columbia. Our initial goal is to maintain the current prescribing practices for Crinone® while building relationships with these specialists. We believe the reproductive endocrinologists are particularly important because of their influence on prescribing practices of obstetricians and gynecologists who also treat infertility. Our efforts to maintain and grow the Crinone® business may not be successful and we may fail to realize the anticipated benefits of the acquisition.
Healthcare insurers and other payors may not pay for our products or may impose limits on reimbursement.
     Our ability to commercialize our prescription products will depend, in part, on the extent to which reimbursement for our products is available from third-party payors, such as health maintenance organizations, health insurers and other public and private payors. If we succeed in bringing new prescription products to market, we cannot be assured that third-party payors will pay for such products, or establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development.
     Many health maintenance organizations and other third-party payors use formularies, or lists of drugs for which coverage is provided under a healthcare benefit plan, to control the costs of prescription drugs. Each payor that maintains a drug formulary makes its own determination as to whether a new drug will be added to the formulary and whether particular drugs in a therapeutic class will have preferred status over other drugs in the same class. This determination often involves an assessment of the clinical appropriateness of the drug and, in some cases, the cost of the drug in comparison to alternative products. Our current or our future products may not be added to payors’ formularies, our products may not have preferred status to alternative therapies, and formulary decisions may not be conducted in a timely manner. Once reimbursement at an agreed level is approved by a third-party payor, we may lose that reimbursement entirely or we may lose the similar or better reimbursement we receive compared to competitive products. As reimbursement is often approved for a period of time, this risk is greater at the end of the time period, if any, for which the reimbursement was approved. We may also decide to enter into discount or formulary fee arrangements with payors, which could result in us receiving lower or discounted prices for Crinone®, Prochieve® and Striant® or future products.
We face significant competition from pharmaceutical and consumer product companies, which may adversely impact our market share.
     We and our marketing partners compete against established pharmaceutical and consumer product companies that market products addressing similar needs. Further, numerous companies are developing, or may develop, enhanced delivery systems and products that compete with our present and proposed products. It is possible that we may not have the resources to withstand these and other competitive forces. Some of these competitors may possess greater financial, research and technical resources than our company or our partners. Moreover, these companies may possess greater marketing capabilities than our company or our partners, including the resources to implement extensive advertising campaigns.
     The pharmaceutical industry is subject to change as new delivery technologies are developed, new products enter the market, generic versions of available drugs become available, and treatment paradigms evolve to reflect these and other medical research discoveries. We face significant competition in all areas of our business. The rapid pace of change in the pharmaceutical industry continually creates new opportunities for existing competitors and start-ups, and can quickly render existing products less valuable. Customer requirements and physician and patient preferences continually change as new treatment options emerge, are more or less heavily promoted, and become less expensive. As a result, we may not gain, and may lose, market share.
     Crinone® and Prochieve®, natural progesterone products, compete in markets with other progestins, both synthetic and natural, that may be delivered by pharmacy compounded injections or by pharmacy compounded vaginal suppositories, and with Prometrium® (oral micronized progesterone) marketed by Solvay S.A.
     Striant® competes against other testosterone products that can be delivered by injection, transdermal patch and transdermal gel. Some of the more successful testosterone products include AndroGel® (testosterone gel) marketed by Unimed Pharmaceuticals, Inc., Testim® (testosterone gel) marketed by Auxilium Pharmaceuticals Inc., and Androderm® (testosterone transdermal system) marketed by Watson Pharma, Inc. Competition is based primarily on delivery method. Transdermal testosterone gels currently have the largest market share and transdermal testosterone patches have the next largest market share, followed by injectable products. Striant® is priced comparably to the gels and patches.

Our products could demonstrate hormone replacement risks.
     In the past, certain studies of female hormone replacement therapy products, such as estrogen, have reported an increase in health risks. Progesterone is a natural female hormone, present at normal levels in most women through their lifetimes. However, some women require progesterone supplementation due to a natural or chemical-related progesterone deficiency. It is possible that data suggesting risks or problems may come to light in the future which could demonstrate a health risk associated with progesterone or progestin supplementation or our 8% and 4% progesterone gels. It is also possible that future study results for hormone replacement therapy could be negative and could result in negative publicity about the risks and benefits of hormone replacement therapy. As a result, physicians and patients may not wish to prescribe or use progestins, including our progesterone gels.
     Similarly, while testosterone is a natural male hormone, present at normal levels in most men through their lifetimes, some men require testosterone replacement therapy, or TRT, to normalize their testosterone levels. It is possible that data suggesting risks or problems may come to light in the future which could demonstrate a health risk associated with TRT or Striant®. It is also possible that future study results for hormone replacement therapy could be negative and could result in negative publicity about the risks and benefits of TRT. As a result, physicians and patients may not wish to prescribe or use TRT products, including Striant®.
     In addition investors may become concerned about these issues and decide to sell our common stock. These factors could adversely affect our business and the price of our common stock.
We may be exposed to product liability claims.
     We could be exposed to future product liability claims by consumers. Although we maintain product liability insurance coverage in at what we believe is a commercially reasonable level, such insurance may not be sufficient to cover all possible liabilities. An award against us in an amount greater than our insurance coverage could have a material adverse effect on our operations. Some customers require us to have a minimum level of product liability insurance coverage before they will purchase or accept our products for distribution. If we fail to satisfy insurance requirements, our ability to achieve broad distribution of our products could be limited. This could have a material adverse effect upon our business and financial condition.
Steps taken by us to protect our proprietary rights might not be adequate, in which case competitors may infringe on our rights or develop similar products. The United States and foreign patents upon which our original Bioadhesive Delivery System was based have expired.
     Our success and competitive position are partially dependent on our ability to protect our proprietary position for our technology, products and product candidates. We rely primarily on a combination of patents, trademarks, copyrights, trade secret laws, third-party confidentiality and nondisclosure agreements and other methods to protect our proprietary rights. The steps we take to protect our proprietary rights, however, may not be adequate. Third parties may infringe or misappropriate our patents, copyrights, trademarks and similar proprietary rights. Moreover, we may not be able or willing, for financial, legal or other reasons, to enforce our rights. To date, we have never been a party to a proprietary rights action.
     Bio-Mimetics, Inc. held the patent upon which our original BDS was based and granted us a license under that patent. Bio-Mimetics’ patent contained broad claims covering controlled release products that include a bioadhesive. However, this United States patent and its corresponding foreign patents expired in November 2003. Based upon the expiration of the original Bio-Mimetics patent, other parties will be permitted to make, use or sell products covered by the claims of the Bio-Mimetics patent, subject to other patents, including those which we hold. We have obtained numerous patents with claims covering improved methods of formulating and delivering therapeutic compounds using the BDS. We cannot assure you that any of these patents will enable us to prevent infringement, or that our competitors will not develop alternative methods of delivering compounds, potentially resulting in competitive products outside the protection that may be afforded by our patents. Other companies may independently develop or obtain patent or similar rights to equivalent or superior technologies or processes. Additionally, although we believe that our patented technology has been independently developed and does not infringe on the proprietary rights of others, we cannot assure you that our products do not and will not infringe on the proprietary rights of others. In the event of infringement, we may be required to modify our technology or products, obtain licenses or pay license fees. We may not be able to do so in a timely manner or upon acceptable terms and conditions. This may have a material adverse effect on our operations.
     The standards that the U.S. Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. Limitations on patent protection in some countries outside the U.S., and the differences in what constitutes patentable subject matter in these countries, may limit the protection we seek outside of the U.S. For example, methods of treating humans are not patentable subject matter in many countries outside of the U.S. In addition, laws of foreign countries may not protect our intellectual property to the same extent as would laws of the U.S. In determining whether or not to seek a patent or to license any patent in a particular foreign country, we weigh the relevant costs and benefits, and consider, among other things, the market potential of our product candidates in the jurisdiction and the scope and enforceability of patent protection afforded by the law of the jurisdiction.
     We own or are seeking registration of the following as trademarks in countries throughout the world: Crinone®, Prochieve®, Striant®, and Striant SR ®. These trademarks, however, may not afford us adequate protection or we may not have the financial resources to enforce our rights under these trademarks.
We are subject to government regulation, which could affect our ability to sell products.
     Nearly every aspect of the development, manufacture and commercialization of our approved pharmaceutical products is subject to time-consuming and costly regulation by various governmental entities, including the Food and Drug Administration, or FDA, the Drug Enforcement Administration and state agencies, as well as regulatory agencies in those foreign countries in which our products are manufactured or distributed. The FDA has the power to seize adulterated or misbranded products and unapproved new drugs, to require their recall from the market, to enjoin further manufacture or sale, and to publicize certain facts concerning a product.
     We employ various quality control measures in our efforts to ensure that our products conform to their intended specifications and meet the standards prescribed by applicable governmental regulations, including FDA’s current Good Manufacturing Practices regulations. Notwithstanding our efforts, our products or the ingredients we purchase from our suppliers for inclusion in our products may contain undetected defects or non-conformities with specifications. Such defects or non-conformities could compel us to recall the affected product, make changes to or restrict distribution of the product, or take other remedial actions. The occurrence of such events may harm our relations with or result in the loss of customers, injure our reputation, impair market acceptance of our products, harm our financial results, and, in certain circumstances, expose us to product liability or other claims.
The development of our pharmaceutical products is uncertain and subject to a number of significant risks.
     Some of our pharmaceutical products are in various stages of development. In the United States and most foreign countries, we must complete extensive human clinical trials that demonstrate the safety and efficacy of a product in order to apply for regulatory approval to market the product.
     The process of developing product candidates involves a degree of risk and may take several years. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons, including:
•	Clinical trials may show our product candidates to be ineffective or to have harmful side effects;

•	Product candidates may fail to receive regulatory approvals required to bring the products to market;

•	Manufacturing costs or other factors may make our product candidates uneconomical; and

•	The proprietary rights of others and their competing products and technologies may prevent our product candidates from being effectively commercialized.

     Success in early clinical trials does not ensure that large-scale clinical trials will be successful. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals.
     The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly and may be difficult to predict. The speed with which we can complete clinical trials and applications for marketing approval will depend on several factors, including the following:
•	The rate of patient enrollment, which is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, and the nature of the study protocol;

•	Institutional review board, or IRB, approval of the study protocol and the informed consent form;

•	Prior regulatory agency review and approval;

•	Analysis of data obtained from clinical activities, which are susceptible to varying interpretations and which interpretations could delay, limit or prevent regulatory approval;

•	Changes in the policies of regulatory authorities for drug approval during the period of product development; and

•	The availability of skilled and experienced staff to conduct and monitor clinical studies and to prepare the appropriate regulatory applications.
     In addition, developing product candidates is very expensive and will continue to have a significant impact on our ability to generate profits. Factors affecting our product development expenses include:
•	Our ability to raise any additional funds that we need to complete our trials;

•	The number and outcome of clinical trials conducted by us and/or our collaborators;

•	The number of products we may have in clinical development;

•	In-licensing or other partnership activities, including the timing and amount of related development funding, license fees or milestone payments; and

•	Future levels of our revenue.
     Clinical trials are expensive and can take years to complete, and there is no guarantee that the clinical trials will demonstrate sufficient safety and/or efficacy of the products to meet FDA requirements, or those of foreign regulatory authorities.
We may experience adverse events in clinical trials, which could delay or halt our product development.
     Our product candidates may produce serious adverse events. These adverse events could interrupt, delay or halt clinical trials of our product candidates and could result in FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications. An IRB, independent data safety monitoring board, the FDA, other regulatory authorities, or we ourselves may suspend or terminate clinical trials at any time. Our product candidates may prove not to be safe for human use.
Delays or failures in obtaining regulatory approvals may delay or prevent marketing of the products that we are developing.

     Other than Prochieve® 4% (progesterone gel), which is being evaluated for the prevention of endometrial hyperplasia in women with an intact uterus undergoing estrogen replacement therapy, all of our product candidates are in clinical development and have not received regulatory approval from the FDA or any foreign regulatory authority. The regulatory approval process typically is extremely expensive, takes many years, and the timing or likelihood of any approval cannot be accurately predicted. Delays in obtaining regulatory approval can be extremely costly in terms of lost sales opportunities and increased clinical trial costs. If we fail to obtain regulatory approval for our current or future product candidates or expanded indications for currently marketed products, we will be unable to market and sell such products and indications and therefore may never be profitable.
     As part of the regulatory approval process, we must conduct clinical trials for each product candidate to demonstrate safety and efficacy. The number of clinical trials that will be required varies depending on the product candidate, the indication being evaluated, the trial results, and the regulations applicable to any particular product candidate.
     The results of initial clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through initial clinical trials. The data collected from the clinical trials of our product candidates may not be sufficient to support FDA or other regulatory approval. In addition, the continuation of a particular study after review by an IRB or independent data safety monitoring board does not necessarily indicate that our product candidate will achieve the clinical endpoint.
     The FDA and other regulatory agencies can delay, limit or deny approval for many reasons, including:
•	A product candidate may not be deemed to be safe or effective;

•	The manufacturing processes or facilities we have selected may not meet the applicable requirements; and

•	Changes in their approval policies or adoption of new regulations may require additional clinical trials or other data.
     Any delay in, or failure to receive, approval for any of our product candidates could prevent us from growing our revenues or achieving profitability.
We are dependent on a principal supplier, the loss of which could impair our ability to manufacture and sell our products.
     Medical grade, cross-linked polycarbophil, the polymer used in our BDS-based products, is currently available from only one supplier, Noveon, Inc., or Noveon. We believe that Noveon will supply as much of the material as we require because our products rank among the highest value-added uses of the polymer. In the event that Noveon cannot or will not supply enough of the product to satisfy our needs, we will be required to seek alternative sources of polycarbophil. An alternative source of polycarbophil may not be available on satisfactory terms or at all, which would impair our ability to manufacture and sell our products.
We are dependent upon third-party developers and manufacturers, the loss of which could result in a loss of revenues.
     We rely on third parties to develop and manufacture our products. These third parties may not be able to satisfy our needs in the future, and we may not be able to find or obtain FDA approval of alternate developers and manufacturers. Delays in the development and manufacture of our products could have a material adverse effect on our business. This reliance on third parties could have an adverse effect on our profit margins. Any interruption in the manufacture of our products would impair our ability to deliver our products to customers on a timely and competitive basis, and could result in the loss of revenues.
The loss of our key executives could have a significant impact on our company.

     Our success depends in large part upon the abilities and continued service of our executive officers and other key employees. Our employment agreements with our executive officers are terminable by them on short notice. The loss of key employees may result in a significant loss in the knowledge and experience that we, as an organization, possess and could cause significant delays, or outright failure, in the development and commercialization of our products and product candidates. If we are unable to attract and retain qualified and talented senior management personnel, our business may suffer.
We may be limited in our use of our net operating loss carryforwards.
     As of December 31, 2006, we had certain net operating loss carryforwards of approximately $131 million that may be used to reduce our future U.S. federal income tax liabilities. Our ability to use these loss carryforwards to reduce our future U.S. federal income tax liabilities could be lost if we were to experience more than a 50% change in ownership within the meaning of Section 382(g) of the Internal Revenue Code. If we were to lose the benefits of these loss carryforwards, our future earnings and cash resources would be materially and adversely affected.
The price of our common stock has been and may continue to be volatile.
     Historically, the market price of our common stock has fluctuated over a wide range. In fiscal year 2005, our common stock traded in a range from $1.52 to $4.91 per share. In fiscal year 2006, our common stock traded in a range from $2.53 to $5.98 per share. It is likely that the price of our common stock will fluctuate in the future. The market prices of securities of small specialty pharmaceutical companies, including ours, from time to time experience significant price and volume fluctuations unrelated to the operating performance of these companies. In particular, the market price of our common stock may fluctuate significantly due to a variety of factors, including: the results of clinical trials for our product candidates; FDA’s determination with respect to new drug applications for new products and new indications; and our ability to develop additional products. In addition, the occurrence of any of the risks described in these “Risk Factors” could have a material and adverse impact on the market price of our common stock.
Sales of large amounts of common stock may adversely affect our market price. The issuance of preferred stock may adversely affect rights of common stockholders.
     On December 22, 2006, we sold to the stockholders identified in this prospectus (i) subordinated convertible notes due December 31, 2011 in aggregate principal amount of $39,999,997.75, which notes are convertible into shares of the Company’s common stock at a price of $5.25 per share, and warrants to purchase 2,285,714 shares of common stock at an exercise price of $5.50 per share, in each case, subject to certain adjustments. Gross proceeds from the sale of those securities were approximately $40 million. The warrants are exercisable during the period commencing 180 days after the date of issuance, and ending on December 22, 2011. The conversion price, exercise price and number of shares of common stock issuable upon conversion of the notes and exercise of the warrants may be adjusted if we effect any stock split, stock dividend, recapitalization, reclassification, combination or exchange of shares, reorganization, liquidation, dissolution, consolidation or merger. We agreed to file, within 30 days of the issuance of such securities, the registration statement of which this prospectus forms a part with the Securities and Exchange Commission, or SEC, to register for resale such shares of common stock issuable upon the conversion of the notes and exercise of the warrants, and to cause the registration statement to become effective within the earlier of (i) the date which is 120 days following the closing and (ii) the date which is five business days following the date we receive written notice from the SEC that no review of this registration statement will be made by the staff of the SEC or that the staff has no further comments to this registration statement. We will be required to make certain cash payments if we do not meet such registration obligations.
     As of January 3, 2007, we had 49,700,213 shares of common stock outstanding, of which 43,121,473 shares were freely tradable. As of that date, 6,578,740 shares of our common stock were restricted securities, but 6,419,865 of those shares may be sold pursuant to an effective registration statement under the Securities Act. We also have the following securities outstanding: series B convertible preferred stock, series C convertible preferred stock, series E convertible preferred stock, warrants and options. If all of these securities are exercised or converted, an additional 11,939,249 shares of common stock will be outstanding, all of which will have been registered for resale under the Securities Act. When issued, these registered shares will be freely tradable by persons who are not our affiliates and restricted shares will be saleable under Rule 144 in the future. The exercise and conversion of these securities is likely to dilute the book value per share of our common stock. In addition, the existence of these securities may adversely affect the terms on which we can obtain additional equity financing.
     In March 2002, our board of directors authorized shares of series D junior participating preferred stock in connection with its adoption of a stockholder rights plan, under which we issued rights to purchase series D convertible preferred stock to holders of our common stock. Upon certain triggering events, such rights become exercisable to purchase shares of common stock (or, in the discretion of our board of directors, series D convertible preferred stock) at a price substantially discounted from the then current market price of our common stock.
     Under our certificate of incorporation, our board of directors has the authority to issue up to 492,340 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by our stockholders. The rights of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of preferred stock that may be issued in the future. While we have no present intention to authorize any additional series of preferred stock, such preferred stock, if authorized, may have other rights, including economic rights senior to the common stock, and, as a result, their issuance could have a material adverse effect on the market value of our common stock.
We have a substantial amount of debt.
     As of December 31, 2006, we had outstanding approximately $40 million principal amount of our convertible debt. In addition, as of December 31, 2006 we had remaining minimum payments due to PharmaBio Development, Inc. pursuant to certain financing agreements of approximately $21.5 million. Our annual interest expense is more than $8 million of which approximately $3 million shall be a cash payment made in 2007. Unless we generate substantial additional sales from our products or raise substantial additional capital, we may not be able to pay the interest on our debt or repay our debt at maturity.
Our corporate compliance program cannot guarantee that we are in compliance with all potentially applicable regulations.
     We are a relatively small company and we rely heavily on third parties to conduct many important functions. As a pharmaceutical company, we are subject to a large body of legal and regulatory requirements. In addition, as a publicly traded company we are subject to significant regulations, including the Sarbanes-Oxley Act of 2002, some of which have either only recently been adopted or are currently proposals subject to change. We cannot assure you that we are or will be in compliance with all potentially applicable laws and regulations. Failure to comply with all potentially applicable laws and regulations could lead to the imposition of fines, cause the value of our common stock to decline, impede our ability to raise capital or lead to the de-listing of our stock.
We could be negatively impacted by future interpretation or implementation of federal and state fraud and abuse laws, including anti-kickback laws, false claims laws and federal and state anti-referral laws.
     We are subject to various federal and state laws pertaining to health care fraud and abuse, including anti-kickback laws, false claims laws and physician self-referral laws. Violations of these laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal and state health care programs, including Medicare, Medicaid, and veterans’ health programs. We have not been challenged by a governmental authority under any of these laws and believe that our operations are in compliance with such laws.
     However, because of the far-reaching nature of these laws, we may be required to alter one or more of our practices to be in compliance with these laws. Health care fraud and abuse regulations are complex, and even minor, inadvertent irregularities can potentially give rise to claims that the law has been violated. Any violations of these laws could result in a material adverse effect on our business, financial condition and results of operations. If there is a change in law, regulation or administrative or judicial interpretations, we may have to change our business practices or our existing business practices could be challenged as unlawful, which could have a material adverse effect on our business, financial condition and results of operations.

     We could become subject to false claims litigation under federal or state statutes, which can lead to civil money penalties, criminal fines and imprisonment, and/or exclusion from participation in federal health care programs. These false claims statutes include the federal False Claims Act, which allows any person to bring suit alleging the false or fraudulent submission of claims for payment under federal programs or other violations of the statute and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in recent years and have increased the risk that companies like us may have to defend a false claim action. We could also become subject to similar false claims litigation under state statutes. If we are unsuccessful in defending any such action, such action may have a material adverse effect on our business, financial condition and results of operations.
Changes in, or interpretations of, accounting principles could result in unfavorable accounting charges.
     We prepare our consolidated financial statements in conformity with U.S. generally accepted accounting principles. These principles are subject to interpretation by the SEC and various bodies formed to interpret and create appropriate accounting principles. A change in these principles can have a significant effect on our reported results and may even retroactively affect previously reported transactions. Our accounting principles that recently have been or may be affected by changes in the accounting principles are as follows:
•	Revenue recognition;

•	Accounting for share-based payments;

•	Accounting for income taxes; and

•	Accounting for business combinations and related goodwill.
     In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), which provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position may be recognized only if it is “more likely than not” that the position is sustainable based on its technical merits. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. We do not expect FIN 48 will have a material effect on our consolidated financial condition or results of operations.
We do not intend to pay cash dividends on our common stock. As a result, you will not receive any periodic income from an investment in our common stock.
     We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings for use in the development and expansion of our business. In addition, applicable provisions of Delaware law and our debt instruments may affect our ability to declare and pay dividends on our common stock and our preferred stock. Accordingly, you should not expect to receive any periodic income from owning our common stock. Any economic gain on your investment will be solely from an appreciation, if any, in the price of the stock.
Anti-takeover provisions could impede or discourage a third-party acquisition of our company. This could prevent stockholders from receiving a premium over market price for their stock.
     We are a Delaware corporation. Anti-takeover provisions of Delaware law impose various obstacles to the ability of a third party to acquire control of our company, even if a change in control would be beneficial to our existing stockholders. In addition, our board of directors has adopted a stockholder rights plan and has designated a series of preferred stock that could be used defensively if a takeover is threatened. Our incorporation under Delaware law, our stockholder rights plan and our ability to issue additional series of preferred stock could impede a merger, takeover or other business combination involving our company or discourage a potential acquiror from making a tender offer for our common stock. This could reduce the market value of our common stock if investors view these factors as preventing stockholders from receiving a premium for their shares.
We are exposed to market risk from foreign currency exchange rates.
     With two operating subsidiaries and third party manufacturers in Europe, economic and political developments in the European Union can have a significant impact on our business. All of our products are currently manufactured in Europe. We are exposed to currency fluctuations related to payment for the manufacture of our products in Euros and other currencies and selling them in U.S. dollars and other currencies.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
     The statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, our expectations regarding sales, earnings or other future financial performance and liquidity, conduct and completion of clinical trials, product introductions, entry into new geographic regions, and general optimism about future operations or operating results. Some of these statements can be identified by the use of forward-looking terminology such as “prospects,” “outlook,” “believes,” “estimates,” “intends,” “may,” “will,” “should,” “anticipates,” “expects” or “plans,” or the negative or other variation of these or similar words, or by discussion of trends and conditions, strategy or risks and uncertainties.
     These forward-looking expectations are based on current assumptions within the bounds of management’s knowledge of our business and operations and which management believes are reasonable. These assumptions are subject to risks and uncertainties, and actual results could differ materially from expectations because of issues and uncertainties such as those listed under the caption “Risk Factors” and elsewhere in this prospectus which, among others, should be considered in evaluating our future financial performance. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this prospectus. Readers are advised to consult any further disclosures we may make on related subjects in subsequent reports filed with the SEC.
     Additional information on factors that may affect our business and financial results can be found in our filings with the SEC. All forward-looking statements should be considered in light of these risks and uncertainties. We assume no responsibility to update forward-looking statements made in this prospectus.
USE OF PROCEEDS
     The shares of common stock are being offered solely for the accounts of the selling stockholders. We will not receive any proceeds from the resale of the shares of the selling stockholders. See “Selling Stockholders.”
SELLING STOCKHOLDERS
     9,904,761 shares of our common stock that may be offered and sold pursuant to this prospectus are issuable upon the conversion of notes and exercise of outstanding warrants. The selling stockholders identified below are holders of our notes and warrants as of the date of this prospectus.
     The following table sets forth information about the selling stockholders and the number of shares of common stock beneficially owned by them, including upon conversion of the notes and exercise of the warrants (which become exercisable on June 19, 2007). We received this information from the selling stockholders. Except for Perry Corp., John P. Curran and David M. Knott, which (individually or with their respective affiliates), held more than 5% of our outstanding capital stock prior to the offering contemplated hereby, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with Columbia or any of our predecessors or affiliates. In addition, the selling stockholders identified below may have acquired, sold, transferred or otherwise disposed of all or a portion of their securities since the date on which they provided the information regarding their securities. The conversion price, the exercise price and number of shares of common stock issuable upon conversion of the notes and exercise of the warrants, as the case may be, may be adjusted in the event we effect any stock split, stock dividend or similar transaction. Therefore, we are unable to determine the exact number of shares that actually will be sold.
     The number and percentage of shares beneficially owned is based on 49,700,213 shares issued and outstanding as of January 3, 2007, determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, or the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which a selling stockholder has sole or shared voting power or investment power and also any shares which that selling stockholder has the right to acquire within 60 days of January 3, 2007 through the exercise of any stock option or other rights. Notwithstanding the foregoing, the shares of common stock underlying the warrants held by each selling stockholder are treated as being beneficially owned by them, although the warrants are not exercisable until June 19, 2007.
     The shares of common stock are being registered to permit public secondary trading of the shares and the selling stockholders may offer the shares for sale from time to time. See “Plan of Distribution.”

				Maximum Number of Shares		Number of Shares of Common Stock
				of Common Stock		Beneficially
	Number of Shares of Common Stock			Being Sold in		Owned After
Selling Stockholder	Beneficially Owned Prior to this Offering			this Offering		this Offering (1)
	Number		Percent			Number	Percent
14159, L.P.	64,764	(2)	*	34,666	(2)	30,098	*
Baker Brothers Life Sciences, L.P.	1,895,971	(3)	3.72%	1,053,866	(3)	842,105	1.69%
Baker Biotech Fund I, L.P.	556,011	(4)	1.11%	377,371	(4)	178,640	*
Baker/Tisch Investments, L.P.	19,809	(5)	*	19,809	(5)	—	*
Curran Family Partnership II	3,464,963	(6)	6.90%	495,238	(6)	2,969,725	5.97%
Knott Partners, LP	1,843,034	(7)	3.65%	33,676	(7)	1,809,358	3.58%
Matterhorn Offshore Fund, Ltd.	3,411,101	(8)	6.64%	975,619	(8)	2,435,482	4.83%
Shoshone Partners, LP	1,242,454	(9)	2.48%	155,504	(9)	1,086,950	2.17%
Finderne, LLC	87,144	(10)	*	13,619	(10)	73,525	*
CommonFund Hedged Equity Company	256,773	(11)	*	39,123	(11)	217,650	*
Mulsanne Partners, LP	20,552	(12)	*	20,552	(12)	—	*
Kenneth E. Beebe and Janet E. Beebe	24,761	(13)	*	24,761	(13)	—	*
Kirk & Dana Beebe	29,661	(14)	*	24,761	(14)	4,900	*
Beebe 88 Partners	10,028	(15)	*	7,428	(15)	2,600	*
Beebe 98 Partners	13,004	(16)	*	9,904	(16)	3,100	*
Morrison Family Trust dtd 51593	330,333	(17)	*	173,333	(17)	157,000	*
The Ascend Fund	494,028	(18)	*	371,428	(18)	122,600	*
Morrison 1997 CRT	141,376	(19)	*	106,476	(19)	34,900	*
Laurie C. Morrison Trust	31,361	(20)	*	24,761	(20)	6,600	*

Highbridge International LLC (21)	1,547,595	(22)	3.02%	1,485,714	(22)	61,881	*

Perry Partners International Inc.	6,637,265	(23)	12.39%	2,575,214	(23)	4,062,051	7.97%

				Maximum Number of Shares		Number of Shares of Common Stock
				of Common Stock		Beneficially
	Number of Shares of Common Stock			Being Sold in		Owned After
Selling Stockholder	Beneficially Owned Prior to this Offering			this Offering		this Offering (1)
	Number		Percent			Number	Percent
Perry Commitment Fund L.P.	204,532	(24)	*	204,532	(24)	—	*
Perry Commitment Master Fund L.P.	499,200	(25)	*	499,200	(25)	—	*
Perry Partners L.P.	2,683,509	(26)	5.23%	1,178,195	(26)	1,505,314	3.00%

*	Less than 1.0%.

(1)	Assumes the maximum number of shares registered under the registration statement of which this prospectus forms a part is sold.

(2)	Includes 8,000 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 26,666 shares that may be acquired upon conversion of the notes.

(3)	Includes 243,200 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 810,666 shares that may be acquired upon conversion of the notes.

(4)	Includes 87,085 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 290,285 shares that may be acquired upon conversion of the notes.

(5)	Includes 4,571.43 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 15,238.10 shares that may be acquired upon conversion of the notes.

(6)	Includes 114,285 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 380,952 shares that may be acquired upon conversion of the notes.

(7)	Includes 7,771 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 25,904 shares that may be acquired upon conversion of the notes.

(8)	Includes 225,142 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 750,476 shares that may be acquired upon conversion of the notes.

(9)	Includes 35,885 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 119,619 shares that may be acquired upon conversion of the notes.

(10)	Includes 3,142 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 10,476 shares that may be acquired upon conversion of the notes.

(11)	Includes 9,028 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 30,095 shares that may be acquired upon conversion of the notes.

(12)	Includes 4,742 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 15,809 shares that may be acquired upon conversion of the notes.

(13)	Includes 5,714 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 19,047 shares that may be acquired upon conversion of the notes.

(14)	Includes 5,714 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 19,047 shares that may be acquired upon conversion of the notes.

(15)	Includes 1,714 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 5,714 shares that may be acquired upon conversion of the notes.

(16)	Includes 2,285 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 7,619 shares that may be acquired upon conversion of the notes.

(17)	Includes 40,000 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 133,333 shares that may be acquired upon conversion of the notes.

(18)	Includes 85,714 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 285,714 shares that may be acquired upon conversion of the notes.

(19)	Includes 24,571 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 81,904 shares that may be acquired upon conversion of the notes.

(20)	Includes 5,714 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 19,047 shares that may be acquired upon conversion of the notes.

(21)	Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC and has voting control and investment discretion over the securities held by Highbridge International LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC and have voting control and investment discretion over the securities held by Highbridge International LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Highbridge International LLC.

(22)	Includes 342,857 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 1,142,857 shares that may be acquired upon conversion of the notes.

(23)	Includes 594,280 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 1,980,934 shares that may be acquired upon conversion of the notes.

(24)	Includes 47,199 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 157,333 shares that may be acquired upon conversion of the notes.

(25)	Includes 115,200 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 384,000 shares that may be acquired upon conversion of the notes.

(26)	Includes 271,891 shares that may be acquired on or after June 19, 2007 upon the exercise of the warrants and 906,304 shares that may be acquired upon conversion of the notes.
With respect to selling stockholders that are entities, the natural person(s) with voting and dispositive power over the shares held by such entities are set forth below.

Selling Stockholder	Natural persons with voting/dispositive power

14159, L.P.	Julian C. Baker*
Baker Brothers Life Sciences, L.P.	Felix J. Baker*
Baker Brothers Biotech Fund I, L.P.	Julian C. Baker*
Baker/Tisch Investments, L.P.	Felix J. Baker*

Curran Family Partners, II	John P. Curran

Knott Partners, LP	David M. Knott
Matterhorn Offshore Fund, Ltd.	David M. Knott
Shoshone Partners, LP	David M. Knott
Finderne, LLC	David M. Knott
CommonFund Hedged Equity Company	David M. Knott
Mulsanne Partners, LP	David M. Knott

Adam Chill*
Highbridge International LLC

Richard C. Perry
Perry Partners International Inc.	Richard C. Perry
Perry Commitment Fund L.P.	Richard C. Perry
Perry Commitment Master Fund L.P.	Richard C. Perry
Perry Partners Inc.	Richard C. Perry

Morrison Family Trust dtd 51593	Richard H. Morrison*
The Ascend Fund	Richard H. Morrison*
Morrison 1997 CRT	Richard H. Morrison*
Laurie C. Morrison Trust	Laurie Morrison*

Kenneth E. Beebe and Janet E. Beebe	K.E. Beebe*
Kirk and Dana Beebe	Kirk Beebe*
Beebe 88 Partners	Kirk Beebe*
Beebe 98 Partners	Kirk Beebe*

*	Note: These selling stockholders have not filed a Form 13D or 13G or 13F with respect to the Company. The person identified as having voting / dispositive power with respect to the selling stockholder is the person(s) who signed the Securities Purchase Agreement for such holder.

PLAN OF DISTRIBUTION
     We are registering shares of our common stock issuable upon conversion of the notes and exercise of the warrants on behalf of the selling stockholders. This prospectus covers the resale of the shares of common stock that we will issue if and when the notes are converted and/or the warrants are exercised. The selling stockholders may sell the shares of common stock covered by this prospectus from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may offer their shares for sale in one or more of the following transactions:
•	on the Nasdaq Global Market;

•	through the facilities of any national securities exchange or U.S. automated inter-dealer quotation system of a registered national securities association on which any of the shares of common stock are then listed, admitted to unlisted trading privileges or included for quotation at the time of sale;

•	in the over-the-counter market; and

•	in privately negotiated transactions.

The transactions in the shares may be effected by one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	purchases by a broker or dealer as principal, and the resale by that broker or dealer for its account under this prospectus, including resale to another broker or dealer;

•	block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal in order to facilitate the transaction; or

•	negotiated transactions between selling stockholders and purchasers without a broker or dealer.
     The selling stockholders may sell their shares directly, or indirectly through underwriters, broker-dealers or agents acting on their behalf, and in connection with such sales, the underwriters, broker-dealers or agents may receive compensation in the form of commissions, concessions, allowances or discounts from the selling stockholders and/or the purchasers of the shares for whom they may act as agent or to whom they sell the shares as principal or both (which commissions, concessions, allowances or discounts might be in excess of customary amounts thereof). We have not been advised of any selling arrangement at the date of this prospectus between any selling stockholder and any underwriter, broker-dealer or agent. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.
     In connection with the distribution of the shares, certain of the selling stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the shares short and redeliver the shares to close out the short positions. The selling stockholders may also enter into option or other transactions with broker-dealers which require the delivery of the shares to the broker-dealer. The selling stockholders may also loan or pledge the shares to a broker-dealer and the broker-dealer may sell the shares so loaned, or upon a default, the broker-dealer may effect sales of the pledged shares.
     The selling stockholders and any dealer acting in connection with the offering or any broker executing a sell order on behalf of a selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares by a selling stockholder and any commissions or discounts received by any such broker or dealer may be deemed to be underwriting compensation under the Securities Act. In addition, any such broker or dealer may be required to deliver a copy of this prospectus to any person who purchases any of the shares from or through such broker or dealer.

LEGAL MATTERS
     For the purposes of this offering, Kaye Scholer LLP, New York, New York is passing upon the validity of the common stock offered by this prospectus.
EXPERTS
     Goldstein Golub Kessler LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement of which this prospectus forms a part. Our financial statements and management’s assessment are incorporated by reference in reliance on Goldstein Golub Kessler LLP’s reports, given on their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION
Certain additional information regarding the convertible subordinated notes and warrants and the transactions relating to the issuance of such securities is set forth below.
We intend to have, and we have a reasonable basis to believe we will have, the financial ability to make all payments on the convertible subordinated notes.
Based on information obtained from the selling stockholders, we are not aware that any selling stockholder has an existing short position in our common stock. Each selling stockholder has represented and warranted to us that between the time the selling stockholder learned about the offering of the convertible subordinated notes and the public announcement of the offering, the selling stockholder did not engage in any short sales or similar transactions with respect to our common stock, nor had the selling stockholder, directly or indirectly, knowingly caused any person to engage in any short sales or similar transactions during that period with respect to our common stock.
We determined the number of shares to register in connection with this registration statement by dividing the purchase price of the convertible subordinated notes ($39,999,997.75) by the conversion price ($5.25) rounded down to a full number (no fractional shares will be issued by us) and adding the number of warrant shares issuable upon exercise of the warrants (that is $39,999,997.75/$5.25 = 7,619,047, plus 2,285,714, for a total of 9,904,761).
Table 1
The following Table 1 sets forth the dollar amount of each payment we have made or may be required to make in connection with the issuance of our convertible subordinated notes and warrants referred to in this registration statement, which we refer to as the transaction, to any selling shareholder, any affiliate of a selling stockholder, or any person with whom, to our knowledge, any selling stockholder has a contractual relationship regarding the transaction.

Payment	Amount
Attorneys’ fees and expenses incurred by the investors (1)	$25,000.00

Interest payments (2)	$3,199,999.82

Maximum possible liquidated damages payments (3)	$3,199,999.82

Maximum possible change of control redemption right (4)	$39,999,997.75

Maximum possible conversion and make-whole premium (5) (6)	$56,678,617.75

(1)	We agreed to pay at the closing all reasonable attorneys’ fees and expenses incurred by the lead investor. In addition, we reimbursed another investor (which had been the initial lead investor) for attorneys’ fees and expenses of $25,000.

(2)	We are obligated to pay to the selling stockholders interest on the principal amount of the notes at the rate of 8% per annum.

(3)	We are obligated to pay to each selling stockholder 1% of such selling stockholder’s aggregate purchase price for its convertible note (but not more than an aggregate amount of 8% of the aggregate purchase price) for all or part of any 30-day period the registration statement is not timely filed or effective as provided in the Securities Purchase Agreement dated December 21, 2006.

(4)	In the event of a “change of control”, as defined in the convertible notes, the holder of each note may require us to redeem all or any portion of the holder’s note at a price equal to the principal amount of the note, plus accrued and unpaid interest.

(5)	In the event of a “change of control”, as defined in the convertible notes, the holder of each note is entitled to a “make-whole premium” if the holder exercises its right to convert the note, in whole or in part, during the “change of control redemption/conversion period,” as defined in the convertible notes. The make-whole premium is calculated in accordance with paragraph 5(e)(iii)(B) of the notes and decreases as our common stock price increases and the date of the change of control extends from the closing. No make-whole premium is due if the stock price is $3.50 or below or $10.50 or greater.

(6)	Represents the value of the convertible notes ($39,999,997.75) plus the value of the maximum number of additional shares ($16,678,620) of our common stock issuable to the selling stockholders, assuming a purchase of Columbia Laboratories, Inc. for cash on December 31, 2006 at $3.50 per share ( the additional shares are calculated as follows: 39,999,997.75/1000 x 119.133 = 4,765,320 shares).
Table 2
The following Table 2 sets forth our net proceeds from the sale of our convertible notes and the total maximum possible payments to all selling stockholders and any of their affiliates in the first year following the sale of our convertible notes. In addition to legal fees for the transaction and first year interest payments, the table assumes that we are obligated to pay the maximum amount of liquidated damages and that a change of control at year-end 2007 permits the holders of the convertible notes to exercise their redemption right.

Net proceeds to Company(1)	$38,469,997.75

Total possible payments in first year to all selling stockholders(2)	$46,424,997.39

(1)	Gross proceeds less expenses of $1,530,000 incurred in connection with the transaction (includes placement agent fee of $1,250,000 and estimated expenses of $35,000 for this Form S-3).

(2)	Sum of cash payments for attorney’s fees and expenses incurred by investors, interest payments, and maximum possible liquidated damages payments set forth in Table 1 above, but excludes a make-whole premium.
Table 3
The following Table 3 sets forth information with respect to the total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes.

The closing price of common stock on the NASDAQ Global Market on December 22, 2006, the closing date of the sale of the convertible notes:	$5.40

The conversion price of the securities underlying the convertible notes:	$5.25

The total possible shares of common stock underlying the convertible notes:	7,619,047

The combined market price of the total number of shares of common stock underlying the convertible note (based on the closing price on the date of sale):	$41,142,853.80

The total possible shares of common stock the selling stockholders may receive and the combined conversion price of the total number of shares of common stock underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares of common stock the selling stockholders may receive:	$39,999,997.75

The total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares of common stock underlying the convertible notes on that date:	$1,142,856.05
Table 4
During the past three years we have entered into the following agreements with the selling stockholders, affiliates of the selling stockholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction:
A securities purchase agreement dated December 21, 2006 with the selling stockholders relating to the subordinated convertible notes and warrants that are the subject of this registration statement. Under the terms of the securities purchase agreement, we have agreed, among other things, to file the registration statement to register for resale the shares of common stock issuable upon the conversion of the notes and exercise of the warrants. We will be required to make certain cash payments to the selling stockholders if we do not meet our registration obligations under the securities purchase agreement as set forth therein. The securities purchase agreement was filed as an exhibit to our Current Report on Form 8-K filed on December 26, 2006.

A securities purchase agreement dated March 10, 2006 with the selling stockholders identified in Table 4 and others, relating to the private placement of common stock and warrants. Under the terms of the securities purchase agreement, we agreed, among other things, to file a registration statement to register for resale the shares of common stock issuable upon the resale of the common stock and exercise of the warrants. We will be required to make certain cash payments to the selling stockholders if we do not meet our registration obligations under the securities purchase agreement as set forth therein. The securities purchase agreement was filed as an exhibit to our Current Report on Form 8-K filed on March 15, 2006.

A preferred stock purchase agreement dated May 10, 2005 with the selling stockholders identified in Table 4 and others, relating to the sale of an aggregate of 69,000 shares of our Series E Convertible Preferred Stock, par value $0.01 per share, a newly designated series of convertible preferred stock having the rights set forth in the Certificate of Designations which we filed with the Secretary of State of Delaware on May 10, 2005. Under the terms of the preferred stock purchase agreement, we agreed, among other things, to file a shelf registration statement to cover the issuance of shares of our common stock issuable upon conversion of the Series E Preferred. The preferred stock purchase agreement and the Certificate of Designations were filed as exhibits to our Current Report on Form 8-K filed on May 12, 2005.

A standstill agreement dated December 1, 2003, with Perry Corp., one of the selling stockholders, relating both to Perry Corp.’s investment in the Company and to change of control transactions. The standstill agreement expired on June 1, 2005 in accordance with its terms. The standstill agreement was filed as an exhibit to our Current Report on Form 8-K filed on December 2, 2003.

A registration agreement dated January 7, 1999 with the selling stockholders identified in Table 4 and others, in which we agreed, among other things, to file a registration statement to cover the issuance of shares of our common stock issuable upon conversion of our Series C Preferred stock. The registration agreement expired in 2004 in accordance with its terms.
The following Table 4 sets forth the total possible profit to be realized as a result of any conversion discounts for our securities underlying any of our other warrants, options, notes, or other securities that are held by the selling stockholders or any affiliates of the selling stockholders.

				Total possible		Price paid for the		Total possible
				shares of the	Market price of the	total number of		premium (-) or
		Market price	Conversion /	Common Stock	total number of shares	shares of Common		discount (+) to market
		per share of	exercise / purchase	purchased, or to be	of Common Stock	Stock purchased, or		as of the date of the
		the Common	price per share of	received (assuming	purchased, or to be	to be received		transaction calculated
		Stock on the	Common Stock as	complete	received (assuming	(assuming complete		by subtracting price
		date of sale	of the date of the	conversion /	complete conversion /	conversion /		paid or to be paid
Date of Transaction	Selling Shareholder	(at close)	sale of the security	exercise)	exercise)	exercise)		from market price

1/7/1999	SERIES C CONV. PREF.	$3.19	$3.50	1,902,857	$6,070,114.29		$6,660,000.00	-$	589,885.71
Series C Convertible Preferred Stock	Morrison Family Trust	$3.19	$3.50	100,000	$319,000.00		$350,000.00	-$	31,000.00
	Achieve Fund LP	$3.19	$3.50	71,428	$227,855.32		$250,000.00	-$	22,144.68

	Morrison Group	$3.19	$3.50	171,428	$546,855.324		$600,000.00	-$	53,144.68

	David Knott	$3.19	$3.50	32,000	$102,080.00		$112,000.00	-$	9,920.00
	Knott Partners	$3.19	$3.50	339,428	$1,082,775.30		$1,188,000.00	-$	105,224.70

	Knott Group	$3.19	$3.50	371,428	$1,184,855.30	-$	1,300,000.00	-$	115,144.70

1/7/1999	WARRANTS w. SERIES C CONV. PREF. (EXPIRED IN 2004 DUE TO FIVE YEAR TERM)	$3.19	$3.50	233,100	$743,589.00		$815,850.00	-$	72,261.00
Warrants issued with Series C Convertible Preferred Stock	Morrison Family Trust	$3.19	$3.50	12,250	$39,077.50		$42,875.00	-$	3,797.50
	Achieve Fund LP (morrison)	$3.19	$3.50	8,750	$27,912.50		$30,625.00	-$	2,712.50

	Morrison Group	$3.19	$3.50	21,000	$66,990.00		$73,500.00	-$	6,510.00

	David Knott	$3.19	$3.50	3,920	$12,504.80		$13,720.00	-$	1,215.20
	Knott Partners	$3.19	$3.50	41,580	$132,640.20		$145,530.00	-$	12,889.80

	Knott Group	$3.19	$3.50	45,500	$145,145.00	-$	159,250.00	-$	14,105.00

12/7/2001	COMMON STOCK	$2.84	$2.65	100,000	$284,000.00		$265,000.00		$19,000.00
common stock off shelf registration	Knott Partners, LP	$2.84	$2.65	70,000	$198,800.00		$185,500.00		$13,300.00
	Matterhorn Offshore Fund, Ltd.	$2.84	$2.65	20,000	$56,800.00		$53,000.00		$3,800.00
	Common Fund Hedged Equity Company	$2.84	$2.65	10,000	$28,400.00		$26,500.00		$1,900.00

	Knott Group	$2.84	$2.65	100,000	$284,000.00		$265,000.00		$19,000.00

12/11/2001	COMMON STOCK	$2.80	$2.65	188,679	$528,301.20		$499,999.35		$28,301.85
common stock off shelf registration	Curran Partners	$2.80	$2.65	94,340	$264,152.00		$250,001.00		$14,151.00
	Curran Family Partners II	$2.80	$2.65	34,399	$96,317.20		$91,157.35		$5,159.85

	Curran Group	$2.80	$2.65	188,679	$528,301.20		$499,999.35		$28,301.85

				Total possible		Price paid for the	Total possible
				shares of the	Market price of the	total number of	premium (-) or
		Market price	Conversion /	Common Stock	total number of shares	shares of Common	discount (+) to market
		per share of	exercise / purchase	purchased, or to be	of Common Stock	Stock purchased, or	as of the date of the
		the Common	price per share of	received (assuming	purchased, or to be	to be received	transaction calculated
		Stock on the	Common Stock as	complete	received (assuming	(assuming complete	by subtracting price
		date of sale	of the date of the	conversion /	complete conversion /	conversion /	paid or to be paid
Date of Transaction	Selling Shareholder	(at close)	sale of the security	exercise)	exercise)	exercise)	from market price

7/23/2003	COMMON STOCK	$12.59	$11.70	2,244,783	$28,261,817.97	$26,263,961.10		$1,997,856.87
common stock off shelf	Perry Partners L.P.	$12.59	$11.70	132,500	$1,668,175.00	$1,550,250.00		$117,925.00
registration	Perry Partners International	$12.59	$11.70	367,500	$4,626,825.00	$4,299,750.00		$327,075.00

	Perry Corp.	$12.59	$11.70	500,000	$6,295,000.00	$5,850,000.00		$445,000.00

5/10/2005	SERIES E CONVERTIBLE PREFERRED	$1.82	$2.00	3,450,000	$6,279,000.00	$6,900,000.00	-$	621,000.00
Series E Convertible	Perry Partners LP	$1.82	$2.00	473,200	$861,224.00	$946,400.00	-$	85,176.00
Preferred Stock	Perry Partners International	$1.82	$2.00	1,276,800	$2,323,776.00	$2,553,600.00	-$	229,824.00

	Perry Corp.	$1.82	$2.00	1,750,000	$3,185,000.00	$3,500,000.00	-$	315,000.00

	Knott Partners LP	$1.82	$2.00	399,000	$726,180.00	$798,000.00	-$	71,820.00
	Matterhorn Offshore Fund ltd	$1.82	$2.00	479,000	$871,780.00	$958,000.00	-$	86,220.00
	Common Fund Hedged Equity Co	$1.82	$2.00	49,000	$89,180.00	$98,000.00	-$	8,820.00
	Shoshone Partners LP	$1.82	$2.00	259,000	$471,380.00	$518,000.00	-$	46,620.00
	Anno LP	$1.82	$2.00	14,000	$25,480.00	$28,000.00	-$	2,520.00

	Knott Group	$1.82	$2.00	1,200,000	$2,184,000.00	$2,400,000.00	-$	216,000.00

				Total possible		Price paid for the	Total possible
				shares of the	Market price of the	total number of	premium (-) or
		Market price	Conversion /	Common Stock	total number of shares	shares of Common	discount (+) to market
		per share of	exercise / purchase	purchased, or to be	of Common Stock	Stock purchased, or	as of the date of the
		the Common	price per share of	received (assuming	purchased, or to be	to be received	transaction calculated
		Stock on the	Common Stock as	complete	received (assuming	(assuming complete	by subtracting price
		date of sale	of the date of the	conversion /	complete conversion /	conversion /	paid or to be paid
Date of Transaction	Selling Shareholder	(at close)	sale of the security	exercise)	exercise)	exercise)	from market price

3/13/2006	COMMON STOCK	$4.30	$4.04	7,428,220	$31,941,346.00	$30,010,008.80	$1,931,337.20
common stock issued under PIPE	Baker Bros. Investments, L.P.	$4.30	$4.04	23,502	$101,058.60	$94,948.08	$6,110.52
	Baker Bros. Investments II, L.P.	$4.30	$4.04	31,298	$134,581.40	$126,443.92	$8,137.48
	Baker Brothers Biotech Fund I, L.P.	$4.30	$4.04	48,670	$209,281.00	$196,626.80	$12,654.20
	Baker Brothers Biotech Fund I, L.P.	$4.30	$4.04	87,121	$374,620.30	$351,968.84	$22,651.46
	Baker Brothers Life Sciences Fund	$4.30	$4.04	652,132	$2,804,167.60	$2,634,613.28	$169,554.32
	14159, L.P.	$4.30	$4.04	23,613	$101,535.90	$95,396.52	$6,139.38

	Baker Brothers Group	$4.30	$4.04	866,336	$3,725,244.80	$3,499,997.44	$225,247.36

	Curran Partners	$4.30	$4.04	495,050	$2,128,715.00	$2,000,002.00	$128,713.00
	Curran Family Partners II	$4.30	$4.04	198,020	$851,486.00	$800,000.80	$51,485.20

	Curran Group	$4.30	$4.04	693,070	$2,980,201.00	$2,800,002.80	$180,198.20

	Highbridge Capital	$4.30	$4.04	247,525	$1,064,357.50	$1,000,001.00	$64,356.50

	Highbridge Capital	$4.30	$4.04	61,881	$1,064,357.50	$1,000,001.00	$64,356.50

	Knott Partners LP	$4.30	$4.04	300,600	$1,292,580.00	$1,214,424.00	$78,156.00
	Matterhorn Offshore Fund ltd	$4.30	$4.04	808,849	$3,478,050.70	$3,267,749.96	$210,300.74
	Common Fund Hedged Equity Co	$4.30	$4.04	29,800	$128,140.00	$120,392.00	$7,748.00
	Shoshone Partners LP	$4.30	$4.04	323,000	$1,388,900.00	$1,304,920.00	$83,980.00
	Finderne LP	$4.30	$4.04	22,900	$98,470.00	$92,516.00	$5,954.00

	Knott Group	$4.30	$4.04	1,485,149	$6,386,140.70	$6,000,001.96	$386,138.74

				Total possible		Price paid for the	Total possible
				shares of the	Market price of the	total number of	premium (-) or
		Market price	Conversion /	Common Stock	total number of shares	shares of Common	discount (+) to market
		per share of	exercise / purchase	purchased, or to be	of Common Stock	Stock purchased, or	as of the date of the
		the Common	price per share of	received (assuming	purchased, or to be	to be received	transaction calculated
		Stock on the	Common Stock as	complete	received (assuming	(assuming complete	by subtracting price
		date of sale	of the date of the	conversion /	complete conversion /	conversion /	paid or to be paid
Date of Transaction	Selling Shareholder	(at close)	sale of the security	exercise)	exercise)	exercise)	from market price

3/13/2006	WARRANTS	$4.30	$5.39	1,857,041	$7,985,276.30	$7,502,445.64	-$	482,830.66
Warrants issued under PIPE (note: warrants were sold at premium to market)	Baker Bros. Investments, L.P.	$4.30	$5.39	5,875	$25,262.50	$31,666.25	-$	6,403.75

	Baker Bros. Investments II, L.P.	$4.30	$5.39	7,824	$33,643.20	$42,171.36	-$	8,528.16
	Baker Brothers Biotech Fund I, L.P.	$4.30	$5.39	12,167	$52,318.10	$65,580.13	-$	13,262.03
	Baker Brothers Biotech Fund I, L.P.	$4.30	$5.39	21,780	$93,654.00	$117,394.20	-$	23,740.20
	Baker Brothers Life Sciences Fund	$4.30	$5.39	163,032	$701,037.60	$878,742.48	-$	177,704.88
	14159, L.P.	$4.30	$5.39	5,903	$25,382.90	$31,817.17	-$	6,434.27

	Baker Brothers Group	$4.30	$5.39	216,581	$931,298.30	$1,167,371.59	-$	236,073.29

	Curran Partners	$4.30	$5.39	123,762	$532,176.60	$667,077.18	-$	134,900.58
	Curran Family Partners II	$4.30	$5.39	49,505	$212,871.50	$266,831.95	-$	53,960.45

	Curran Group	$4.30	$5.39	173,267	$745,048.10	$933,909.13	-$	188,861.03

	Highbridge Capital	$4.30	$5.39	61,881	$266,088.30	$333,538.59	-$	67,450.29

	Highbridge Capital	$4.30	$5.39	61,881	$266,088.30	$333,538.59	-$	67,450.29

	Knott Partners LP	$4.30	$5.39	75,150	$323,145.00	$405,058.50	-$	81,913.50
	Matterhorn Offshore Fund ltd	$4.30	$5.39	202,212	$869,511.60	$1,089,922.68	-$	220,411.08
	Common Fund Hedged Equity Co	$4.30	$5.39	7,450	$32,035.00	$40,155.50	-$	8,120.50
	Shoshone Partners LP	$4.30	$5.39	80,750	$347,225.00	$435,242.50	-$	88,017.50
	Finderne LP	$4.30	$5.39	5,725	$24,617.50	$30,857.75	-$	6,240.25

	Knott Group	$4.30	$5.39	371,287	$1,596,534.10	$2,001,236.93	-$	404,702.83

Table 5
The following Table 5 sets forth the gross proceeds paid or payable to us in connection with our issuance of the convertible subordinated notes in the transaction, all payments that have been made or that may be required to be made by us in connection with the issuance, our resulting net proceeds and the combined total possible profit to be realized as a result of any conversion discounts regarding the common stock underlying the convertible notes and any of our other warrants, options, notes, or other securities that are held by the selling stockholders or any affiliates of the selling stockholders.

Gross proceeds to the Company	$39,999,997.75

All payments that have been made or that may be required to be made by the Company in the first year of the convertible notes (legal fees, interest, liquidated damages, full redemption excluding the maximum make-whole premium).	$46,424,997.39

Net proceeds to the Company (gross proceeds less expenses of $1,530,000, which include placement agent fees, legal fees, accounting fees and estimated expenses relating to the S-3 of $35,000).	$38,469,997.75

The combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling stockholders or any affiliates of the selling stockholders that are disclosed in Tables 3 and 4, above.	$1,142,856.05
Table 6
The following Table 6 sets forth, as a percentage, a yield to maturity of the convertible notes for the selling stockholders on the basis of the total amount of all possible payments disclosed in Table 1 above, as well as the total possible discount to the market price of the shares of common stock underlying the convertible notes as disclosed in Table 3. The principle amount of the convertible notes less the total discount to market of the shares underlying the convertible notes and the attorneys fees and expenses paid to investors represents the present value of the notes, quarterly payments of interest at 8% per annum are used in the yield to maturity formula, and the maximum possible liquidated damages payments on the notes are assumed to be paid at maturity.
Yield to maturity is a common calculation that reflects the total cost of a note and can be used to compare various types of notes with discounts. The yield to maturity estimates the economic value of the convertible notes to the selling stockholders. The yield to maturity for the convertible notes is 10%.

Attorney’s fees and expenses paid to investors (1)	$25,000.00

Interest payments at the rate of 8% per annum, paid quarterly	$3,199,999.82

Maximum possible liquidated damages payment (2)	$3,199,999.82

Total possible discount to market of the shares underlying the convertible notes (1)	$1,142,856.05

Principle amount of convertible notes	39,999,999.75

Yield to maturity	10%

(1)	Assumed to be paid at closing

(2)	Assumed to be paid at maturity
Tables 7 and 8
The following tables set forth, as a percentage, the total amount of all possible payments disclosed in Table 1 and the total possible discount to the market price of the shares of common stock underlying the convertible note as disclosed in Table 3 divided by our net proceeds from the sale of the convertible notes (Table 7), as well as the amount of that resulting percentage averaged over the term of the convertible notes
(Table 8).
Table 7

(Total amount of all possible payments + total possible discount to the market price of the shares underlying the convertible note) / our net proceeds from the sale of the convertible notes ($46,424,997.39+$1,142,856.05)/$38,469,997.75	123.65%
Table 8
The following Table 8 sets forth the resulting percentage averaged over the term of the convertible notes.

2007	2008	2009	2010	2011
24.73%	24.73%	24.73%	24.73%	24.73%
Table 9
The following Table 9 sets forth certain information with respect to all prior securities transactions between us and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder to our knowledge, has a contractual relationship regarding the transaction (or any predecessors of those persons):

					Percentage
					of shares
					issued or
					issuable in
					connection
					with the
					transaction
					of Common
					Stock
					outstanding
					before
					transaction	Price per
					held by	share of
			Common Stock		persons	Common
			outstanding before	Shares of	other than	Stock	Current
			transaction held by	Common Stock	selling	immediately	market price
		Common Stock	persons other than	issued or	stockholders	prior to the	per share of
Date of	Selling	outstanding before	selling stockholders or	issuable in the	or affiliates	transaction	Common
transaction (1)	stockholders (2)	transaction (3)	affiliates (4)	transaction. (5)	(6)	(7)	Stock (8)

1/7/1999		28,684,687	23,709,525	2,135,957	9.0%	$2.87	$5.10
Series C Convertible Preferred Stock (as if fully converted at $3.50 per share)	Morrison Group • Morrison Family Trust • Achieve Fund LP	28,684,687	24,715,625	192,428	0.8%	$2.87	$5.10

	Knott Group • David Knott • Knott Partners	28,684,687	23,709,525	416,928	1.8%	$2.87	$5.10

12/7/2001		32,356,204	28,201,385	100,000	0.4%	$2.90	$5.10

sale off shelf reg.	Knott Group • Knott Partners, LP • Matterhorn Offshore Fund, Ltd. • CommonFund Hedged Equity Company	32,356,204	28,201,385	100,000	0.4%	$2.90	$5.10

					Percentage
					of shares
					issued or
					issuable in
					connection
					with the
					transaction
					of Common
					Stock
					outstanding
					before
					transaction	Price per
					held by	share of
			Common Stock		persons	Common
			outstanding before	Shares of	other than	Stock	Current
			transaction held by	Common Stock	selling	immediately	market price
		Common Stock	persons other than	issued or	shareholders	prior to the	per share of
Date of	Selling	outstanding before	selling shareholders or	issuable in the	or affiliates	transaction	Common
transaction (1)	shareholders (2)	transaction (3)	affiliates (4)	transaction. (5)	(6)	(7)	Stock (8)

12/11/2001		32,531,675	29,155,656	188,679	0.6%	$2.67	$5.10
sale off shelf reg.	Curran Group • Curran Partners • Curran Family Partners II	32,531,675	29,155,656	188,679	0.6%	$2.67	$5.50

7/23/2003		37,005,973	32,439,361	2,244,783	6.9%	$12.45	$5.10

sale off shelf reg.	Perry Corp. • Perry Partners L.P. • Perry Partners International	37,005,973	32,439,361	500,000	1.5%

5/10/2005		38,301,934	28,553,102	3,450,000	12.1%	$1.89	$5.10

Series E Convertible Preferred Stock (as if fully converted)	Perry Corp. • Perry Partners LP • Perry Partners International	38,301,934	31,581,023	1,750,000	5.5%	$1.89	$5.50

	Knott Group • Knott Partners LP • Matterhorn Offshore Fund ltd • Common Fund Hedged Equity Co • Shoshone Partners LP • Anno LP	38,301,934	34,120,467	1,200,000	3.5%	$1.89	$5.10

3/13/2006		41,838,162	36,535,357	9,285,261	25.4%	$4.49	$5.10
PIPE	Baker Brothers Group • Baker Bros. Investments, L.P. • Baker Bros. Investments II, L.P. • Baker Brothers Biotech Fund I, L.P. • 14159, L.P. • Baker Brothers Life Sciences, L.P.	41,838,162	40,678,516	866,336	2.1%	$4.49	$5.10

					Percentage
					of shares
					issued or
					issuable in
					connection
					with the
					transaction
					of Common
					Stock
					outstanding
					before
					transaction	Price per
					held by	share of
			Common Stock		persons	Common
			outstanding before	Shares of	other than	Stock	Current
			transaction held by	Common Stock	selling	immediately	market price
		Common Stock	persons other than	issued or	shareholders	prior to the	per share of
Date of	Selling	outstanding before	selling shareholders or	issuable in the	or affiliates	transaction	Common
transaction (1)	shareholders (2)	transaction (3)	affiliates (4)	transaction. (5)	(6)	(7)	Stock (8)

	Curran Group • Curran Partners • Curran Family Partners II	41,838,162	40,678,516	693,070	1.7%	$4.49	$5.10
	Highbridge Capital • Highbridge International LLC	41,838,162	40,678,516	247,525	0.6%	$4.49	$5.10
	Knott Group • Knott Partners LP • Matterhorn Offshore Fund ltd • Common Fund Hedged Equity Co • Shoshone Partners LP • Finderne LP	41,838,162	36,535,357	1,485,149	4.1%	$4.49	$5.10
COLUMN HEADERS

(1)	The date of the transaction.

(2)	Selling stockholders.

(3)	The number of shares of Common Stock that were outstanding prior to the transaction.

(4)	The number of shares of Common Stock that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders.

(5)	The number of shares of Common Stock that were issued or issuable in connection with the transaction.

(6)	The percentage of shares of Common Stock that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders.

(7)	The market price per share of the Common Stock immediately prior to the transaction.

(8)	The current market price per share of Common Stock, as of the close of the market on January 3, 2007.

Table 10
The following Table 10 sets forth certain information with respect to the number of shares of common stock outstanding prior to the convertible note portion of the transaction that are held by persons other than the selling stockholders, our affiliates, and affiliates of the selling stockholders and our registration of securities for resale by certain persons. In this table, our calculation of the number of outstanding shares of common stock does not include any securities underlying any outstanding convertible securities, options or warrants.

	No. of shares		No. of shares
	outstanding prior to the	No. of shares	registered for resale
	convertible note	registered for	by the selling	No. of shares that	No. of shares
	transaction	resale by the	stockholders or	have been sold in	registered for
	(49,700,213),	selling	affiliates of the	registered resale	resale on behalf of
	less shares held by the	stockholders or	selling stockholders	transactions by	the selling
	selling stockholders,	affiliates of the	that continue to be	the selling	stockholders or
	affiliates of the selling	selling	held by the selling	stockholders or	affiliates of the
	stockholders, and	stockholders in	stockholders or	affiliates of the	selling
	affiliates of the	prior registration	affiliates of the	selling	stockholders in the
	company (1)	statements	selling stockholders	stockholders	current transaction
Baker Brothers	48,563,402	866,336	866,336	0	1,485,714
Beebe Group	49,429,738	0	0	0	66,857
Curran Partners	48,736,668	693,070	693,070	0	495,238
Highbridge	49,182,213	247,525	247,525	0	1,485,714
Knott Partners	47,944,589	1,485,149	1,485,149	0	1,238,095
Morrison Grp.	49,429,738	0	0	0	676,000
Perry Corp.	49,429,738	0	0	0	4,457,143
TOTAL	46,137,658	3,292,080	3,292,080	0	9,904,761

(1)	The 270,475 shares of common stock held by affiliates of the Company as of December 22, 2006 does not include options exercisable within 60 days of that date.

WHERE YOU CAN FIND MORE INFORMATION
     Federal securities laws require us to file information with the SEC concerning our business and operations. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference rooms, including those located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities being offered under this prospectus. This prospectus, which is a part of that registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to our company and the securities, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the document filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.
     The SEC allows us to “incorporate by reference” certain information we file with them in this prospectus. This means that we can disclose important information to you by referring you to the other information we have filed with the SEC. The information that we incorporate by reference is considered to be part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus. The following documents filed by us with the SEC and any future filings under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (File No. 1-10352) made prior to the termination of this offering are incorporated by reference:
•	our Annual Report on Form 10-K for the year ended December 31, 2006, filed March 16, 2007 as amended by Amenment No. 1 filed March 28, 2007; and

•	the description of our common stock contained in our registration statement on Form 8-A, as filed on February 8, 2004 with the SEC, as it may be amended from time to time.
     Our website is http://www.columbialabs.com. Our website links to our filings available on the SEC website. We will also provide electronic or paper copies of our filings free of charge upon written or oral request. Information contained on our website or any other website is not incorporated into this prospectus and does not constitute a part of this prospectus. You can request a free copy of the above filings or any filings subsequently incorporated by reference into this prospectus by writing or calling us at:
Columbia Laboratories, Inc.
354 Eisenhower Parkway
Livingston, New Jersey 07034
Attention: James Meer, Chief Financial Officer
(973) 994-3999
     WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF           , 2007. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.

COLUMBIA LABORATORIES, INC.
9,904,761 SHARES
COMMON STOCK

PROSPECTUS

                    , 2007

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses Of Issuance And Distribution
The following Table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, which will be paid by us, in connection with the distribution of the common stock being registered. All amounts are estimated, except the SEC registration fee:

SEC registration fee	$5,076.49

Accounting fees and expenses	$2,000.00

Legal fees and expenses	$25,000.00

Miscellaneous	$2,931.51

Total	$35,000.00

Item 15. Indemnification Of Directors And Officers
     Columbia Laboratories, Inc. is a Delaware corporation. Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”) empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Such indemnification may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A Delaware corporation is permitted to indemnify directors, officers, employees and other agents of such corporation in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director, officer, employee or agent of the corporation is successful on the merits or otherwise in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such person against the expenses (including attorneys’ fees) which he or she actually and reasonably incurred in connection therewith.
     Columbia’s bylaws provide that Columbia shall indemnify, to the full extent and under the circumstances permitted by the DGCL in effect from time to time, any past, present or future director or officer, made or threatened to be made a party to an action or proceeding other than one by or in the right of Columbia, by reason of the fact that such person is or was a director or officer, or was serving in such capacities at another entity at the specific request of Columbia, on the same conditions provided by the DGCL.
     As permitted by Section 102(b)(7) of the DGCL, Columbia’s Certificate of Incorporation contains a provision eliminating the personal liability of a director to Columbia or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.
     Columbia maintains policies insuring its officers and directors against certain civil liabilities, including liabilities under the Securities Act.
     Columbia has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require, among other things, that Columbia indemnify our directors and officers to the fullest extent permitted by law and advance to our directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.
Item 16. Exhibits

EXHIBIT NO.		DESCRIPTION
4.1	—	Restated Certificate of Incorporation of the Company, as amended.1/

4.2	—	Amended and Restated By-laws of Company.2/

4.3	—	Form of Convertible Subordinated Note.3/

4.4	—	Form of Warrant.3/

5.1	—	Opinion of Kaye Scholer LLP.4/

EXHIBIT NO.		DESCRIPTION
10.1	—	Securities Purchase Agreement, dated December 21, 2006, by and between the Company and the Purchasers listed on Exhibit A thereto.3/

23.1	—	Consent of Kaye Scholer LLP (included in Exhibit 5.1).

23.2	—	Consent of Goldstein Golub Kessler LLP.

24.1	—	Power of Attorney (included as part of the signature page of this Registration Statement).4/

1/	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.

2/	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998.

3/	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on December 26, 2006.

4/	Previously filed.
Item 17. Undertakings
(a)	The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Livingston, New Jersey, on this 5th day of April, 2007.

COLUMBIA LABORATORIES, INC.
By:	/s/ James Meer
James Meer
Senior Vice President, Chief Financial Officer and Treasurer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE	TITLE	DATE

/s/ Robert S. Mills* Robert S. Mills	President and Chief Executive Officer, (Principal Executive Officer)	April 5, 2007

/s/ Stephen G. Kasnet* Stephen G. Kasnet	Chairman of the Board of Directors	April 5, 2007

/s/ Edward A. Blechschmidt* Edward A. Blechschmidt	Vice Chairman of the Board of Directors	April 5, 2007

/s/ James Meer* James Meer	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	April 5, 2007

/s/ Denis M. O’Donnell* Denis M. O’Donnell	Director	April 5, 2007

/s/ Selwyn P. Oskowitz* Selwyn P. Oskowitz	Director	April 5, 2007

/s/ Valerie Andrews* Valerie Andrews	Director	April 5, 2007

/s/ James Crofton* James Crofton	Director	April 5, 2007

* Pursuant to power of attorney

EXHIBIT INDEX

EXHIBIT NO.		DESCRIPTION
4.1	—	Restated Certificate of Incorporation of the Company, as amended.1/

4.2	—	Amended and Restated By-laws of Company.2/

4.3	—	Form of Convertible Subordinated Note.3/

4.4	—	Form of Warrant.3/

5.1	—	Opinion of Kaye Scholer LLP.4/

10.1	—	Securities Purchase Agreement, dated December 21, 2006, by and between the Company and the Purchasers listed on Exhibit A thereto.3/

23.1	—	Consent of Kaye Scholer LLP (included in Exhibit 5.1).

23.2	—	Consent of Goldstein Golub Kessler LLP.

24.1	—	Power of Attorney4/

1/	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2005.
2/	Incorporated by reference to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 1998.
3/	Incorporated by reference to the Registrant’s Form 8-K filed with the SEC on December 26, 2006.
4/	Previously filed